Mail Stop 4561

February 24, 2009

Mr. J. Michael McGillis
Chief Financial Officer
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, VA 22102

>   **Re: JER Investors Trust Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **File No. 001-32564**

Dear Mr. McGillis:

We have reviewed your first response letter dated January 16, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Form 10-K for the year ended December 31, 2007

General

1. Please submit your response letter dated January 16, 2009 on to EDGAR and apply this comment to future response letters.

Mr. J. Michael McGillis
JER Investors Trust Inc.
February 24, 2009
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Securities Valuation, page 67

2. We have reviewed your response to comment number one. Please confirm to us that you will include the similar information provided to us regarding the primary variables that impact your CMBS valuation, the sensitivity analysis surrounding those variables, specifically the discount rate, and the impact of prepayment assumptions, in future filings.

Definitive Proxy Statement filed April 29, 2008

Long-Term Equity Incentives, page 17

3. We note your response to comment 9 of our letter dated December 18, 2008. Please confirm that, in addition to disclosing the factors considered by the Committee and the factors involved in management's recommendations, you will also disclose the reasons for any differences in the awards granted to each officer.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief